Exhibit 23.1

Consent of Independent Auditor

The Board of Directors

Boise Inc.:

We consent to the use of our report dated March 5, 2010, except for Note 21, as to which the date is May 18, 2010, with respect to the consolidated balance sheets of BZ Intermediate Holdings LLC and subsidiaries (formerly known as Aldabra Holding Sub LLC) as of December 31, 2009 and 2008, and the related consolidated statements of income (loss), capital, and cash flows for the year ended December 31, 2009 and for the period from January 18, 2008 (inception) through December 31, 2008, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Boise, Idaho

May 18, 2010